

May 30, 2007

By facsimile to (813) 221-4210 and U.S. Mail

Mr. Larry E. Buffington
President and Chief Executive Officer
Liquidmetal Technologies, Inc.
25800 Commercentre Drive, Suite 100
Lake Forest, CA 92630

Re: Liquidmetal Technologies, Inc.
        Registration Statement on Form S-1
        Filed April 30, 2007
        File No. 333-142442

Dear Mr. Buffington:

We limited our review of the filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   We note that Liquidmetal Technologies, Inc. or Liquidmetal is registering for resale 23,653,994 shares of common stock into which the notes are convertible and for which the warrants are exercisable. Given the size of the offering of these shares by the selling

stockholders relative to the number of outstanding shares held by non-affiliates, the transaction appears to be a primary offering. Since Liquidmetal is ineligible to conduct a primary offering on Form S-3, Liquidmetal would be ineligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act for these shares. Liquidmetal must:

- File a registration statement for the "resale" offering at the time of each conversion and warrant exercise because Liquidmetal is ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).

- Identify the selling stockholders as underwriters in the registration statement.

- Include the price at which the underwriters will sell the securities.

Alternatively, if you wish to continue with the registration of these shares at this time, please identify the selling stockholders as underwriters and include a fixed price at which the selling stockholders will sell the securities.

Risk Factors, page 6

2.   We note the disclosure on page 13 and elsewhere that one of the investors in the January 2007 private placement has demanded the redemption of its note issued in the private placement and that Liquidmetal is working to resolve this matter. As appropriate, continue to update disclosure on the matter.

Selling Stockholders, page 19

3.   Provide us, with a view toward disclosure in the prospectus, the total dollar value of the shares of common stock underlying the convertible notes that Liquidmetal has registered for resale, using the number of underlying securities that Liquidmetal has registered for resale and the market price per share for those securities on the date of sale of the convertible notes.

4.   Provide us, with a view toward disclosure in the prospectus, tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that Liquidmetal has made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction, including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments. Provide

footnote disclosure of the terms of each such payment. Do not include any repayment of principal on the convertible notes in this disclosure.

Further, provide us, with a view toward disclosure in the prospectus, disclosure of the net proceeds to Liquidmetal from the sale of the convertible notes and the total possible payments to all selling securityholders and any of their affiliates in the first year after the sale of the convertible notes.

5.   Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

- The total possible profit the selling stockholders could realize as a result of the conversion discount for the common stock underlying the convertible notes, presented in a table with the information below disclosed separately.

    o   The market price per share of the common stock underlying the convertible notes on the date of sale of the convertible notes.

    o   The conversion price per share of the common stock on the date of the sale of the convertible notes, calculated as immediately follows.

        ▪   If the conversion price per share is set at a fixed price, use the price per share established in the convertible notes.

        ▪   If the conversion price per share is not set at a fixed price and is set instead at a floating rate in relationship to the market price of the common stock, use the conversion discount rate and the market price per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date.

- The total possible shares underlying the convertible notes, assuming no interest payments and complete conversion throughout the term of the notes.

- The combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of sale of the convertible notes and the total number of shares underlying the convertible notes.

- The total possible common stock shares the selling stockholders may receive and the combined conversion price of the total number of common stock shares underlying the convertible notes, calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive.

- The total possible discount to the market price as of the date of sale of the convertible notes, calculated by subtracting the total conversion price on the date of sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price and then the conversion price per share drops to a lower price, provide additional disclosure.

6.   Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

- The total possible profit to be realized as a result of any conversion discounts for securities underlying any warrants, options, notes, or other securities of Liquidmetal that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the information below disclosed separately.

    o   Market price per share of the underlying securities on the date of sale of that other security.

    o   The conversion/exercise price per share as of the date of the sale of that other security, calculated as follows.

        ▪   If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security.

        ▪   If the conversion/exercise price per share is not set at a fixed price and is set instead at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date.

- The total possible shares to be received under the particular securities, assuming complete conversion/exercise.

- The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of sale of that other security and the total possible shares to be received.

- The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of sale of that other security and the total possible number of underlying securities.

- The total possible discount to the market price as of the date of the sale of that other security calculated by subtracting the total exercise price on the date of sale of that other security from the combined market price of the total number of underlying shares on that date.

7.   Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

- The gross proceeds paid or payable to Liquidmetal in the convertible note transactions.

- All payments that have been made or that may be required to be made by Liquidmetal that are disclosed in response to the second comment immediately above.

- The resulting net proceeds to Liquidmetal.

- The combined total possible profit to be realized as a result of any conversion discounts for the securities underlying the convertible notes and any warrants, options, notes, or other securities of the selling stockholders that is disclosed in response to the third and fourth comments immediately above.

Further, provide us, with a view toward disclosure in the prospectus, disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to the second comment immediately above and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to the third comment immediately above divided by the net proceeds to Liquidmetal from the sale of the convertible notes, plus the amount of that resulting percentage averaged over the term of the convertible notes.

8.   Provide us, with a view toward disclosure in the prospectus, tabular disclosure comparing:

- The number of shares outstanding before the convertible note transactions that are held by persons other than the selling stockholders, affiliates of Liquidmetal, and affiliates of the selling stockholders.

- The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements.

- The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders.

- The number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders.

- The number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9.   Provide us, with a view toward disclosure in the prospectus, this information:

- Whether Liquidmetal has the intention and a reasonable basis to believe that it will have the financial ability to make all payments on the underlying securities.

- Whether, based on information obtained from the selling stockholders, any selling stockholders have an existing short position in Liquidmetal's common stock and, if any selling stockholders have an existing short position in Liquidmetal's common stock, the additional information below.

- The date on which any selling stockholders entered into that short position.

- The relationship of the date on which any selling stockholders entered into that short position to the announcement of the January 2007 private placement (for example, before or after the announcement, before or after the registration statement's filing, etc.).

10.   Provide us, with a view toward disclosure in the prospectus:

- A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Liquidmetal or any of its predecessors and any selling stockholders, any affiliates of selling stockholders, or any persons or any predecessors of those persons with whom any selling stockholders have a contractual relationship regarding the transaction. The information should include in reasonable detail a complete description of the rights and obligations of the parties in connection with the sale of the shares of common stock being registered.

- Copies of all agreements between Liquidmetal or any of its predecessors and selling stockholders, any affiliates of selling stockholders, or any persons or any predecessors of those persons with whom selling stockholders have a contractual relationship regarding the transaction in connection with the sale of the shares of common stock being registered.

If Liquidmetal's view is that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between, and, or among those parties are included as exhibits to the registration statement, provide us confirmation of Liquidmetal's view.

11.   Given that the warrants expire in January 2012, provide us, with a view toward disclosure in the prospectus, a description of the method by which Liquidmetal determined the number of shares that it seeks to register in this registration statement.

Undertakings, page II-22

12.   Include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, Liquidmetal may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Liquidmetal thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Liquidmetal and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Liquidmetal requests acceleration of the registration statement's effectiveness, Liquidmetal should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Liquidmetal from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Liquidmetal may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Liquidmetal provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Curt P. Creely, Esq.
       Foley & Lardner LLP
       100 North Tampa Street, Suite 2700
       Tampa, FL 33602